Exhibit 99.1

Algoma Steel Secures C$500 Million Liquidity Support from Governments of Canada and Ontario

September 29, 2025

SAULT STE. MARIE, Ontario, Sept. 29, 2025 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (“Algoma” or the “Company”) (NASDAQ: ASTL; TSX: ASTL) today announced the execution of binding term sheets to secure C$500 million in liquidity support, comprising C$400 million loan facilities from the Government of Canada under the Large Enterprise Tariff Loan facility and C$100 million loan facilities from the Province of Ontario (collectively, the “Facilities”). The Facilities provide essential financial flexibility amid prolonged trade uncertainty and position Algoma to advance its ongoing business transformation.

Today, the Honourable Patty Hajdu, Minister of Jobs and Families and Minister responsible for the Federal Economic Development Agency for Northern Ontario, on behalf of the Honourable François-Philippe Champagne, Minister of Finance and National Revenue, alongside Will Bouma, Parliamentary Assistant to the Minister of Northern Economic Development and Growth for Ontario, and Bill Rosenberg, Member of Provincial Parliament for Algoma—Manitoulin, will join Algoma CEO, Michael Garcia, and CFO, Rajat Marwah, along with senior management team members and workers at the plant for the announcement.

“On behalf of Algoma, I would like to thank Prime Minister Carney, Premier Ford and their governments for their steadfast support of our Company and the Canadian steel industry,” said Mr. Garcia. “The ongoing imposition of a 50% tariff on Canadian steel has closed the U.S. market to Canadian steelmakers. We require this liquidity support to withstand this unprecedented U.S. governmental action, and importantly, to continue our transformation for the future. Algoma is poised to be a critical contributor to our nation’s agenda of building a stronger, more competitive, and prosperous economy. We look forward to supplying Canadian steel – from right here in Sault Ste. Marie – to, as the Prime Minister has said, help protect our sovereignty, grow our industries, export our energy, and build one strong Canadian economy.”

Loan Facilities

The Facilities will be provided proportionately by the federal and provincial governments as follows:

•	C$100 million – Third lien secured tranche, ranking junior to Algoma’s existing first lien revolving facility and second lien secured notes; and

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C$400 million – Unsecured tranche, subject to the issuance of 6.77 million common share purchase warrants, with each warrant being exercisable for one common share of Algoma at an exercise price of C$11.08 for a 10-year term, vesting proportionately as unsecured draws are made.

The Facilities will have a seven-year term, with interest at CORRA + 200 bps for three years, stepping up by 200 bps each year thereafter.

The exercise price of the warrants is equivalent to the volume-weighted average trading price of Algoma’s common shares on the TSX from the completion of its going-public transaction in October 2021 through November 1, 2024, which was prior to the U.S. Administration’s announcement of its intention to impose new tariffs on Canadian steel. The warrants align the governmental support for Algoma with the Company’s long-term value creation strategy and its ongoing transformation and long-term growth trajectory.

The Facilities will include customary positive and negative covenants, including a restriction on capital distributions. Algoma’s access to the Facilities is subject to several conditions, including the completion of definitive loan documentation and the receipt of all necessary approvals under the Company’s first lien revolving facility.

Operational Adjustments in Response to Market Conditions

Alongside securing this financing, Algoma is adjusting production to better align with prevailing demand and market dynamics. The continuation of Section 232 tariffs has effectively closed the U.S. market to Canadian steel, undermining Algoma’s cross-border business model and requiring the Company to focus on products with reliable domestic demand.

The tariffs have made continued operation of the Company’s blast furnace and coke ovens unsustainable. Accordingly, Algoma will begin to exit these primary operations as it accelerates its transition to Electric Arc Furnace (“EAF”) steelmaking. The Company now expects that the final aggregate cost of completion of the EAF project will be approximately C$987 million. Going forward, Algoma intends to focus production on as-rolled and heat-treated plate, along with select coil products predominantly for the Canadian market. These adjustments are expected to enable Algoma to:

•	supply Canadian industries with high-quality as-rolled and heat-treated plate;

•	provide stability for continued investment in diversification projects aligned with Canada’s evolving needs; and

•	reinforce Algoma’s role in supporting Canada’s infrastructure, manufacturing, defense, and nation-building priorities.

“The government’s financial support underscores their recognition of Algoma’s critical role in Canada’s industrial base, and demonstrates their willingness to provide direct support for our Company through this transition,” said Mr. Garcia.

“By combining essential liquidity with targeted support for our transition to EAF steelmaking, this support allows us to move forward with confidence — aligning operations with market realities, advancing the EAF strategy, and safeguarding Algoma’s future,” said Mr. Marwah.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (“HRC”) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

Forward-Looking Statements

This news release contains “forward-looking statements” under applicable Canadian securities laws and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future performance and reflect the Company’s current expectations and assumptions. Forward-looking statements can often be identified by words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” “target,” “project,” “may,” “should,” “will,” “forecast,” “outlook,” “potential,” or other similar expressions. In particular, this release contains forward-looking information regarding the anticipated government financing, including its size, structure, terms, and the expected impact on Algoma’s financial position, operations, and strategic initiatives, the anticipated continued and future impacts of U.S. tariffs on Algoma, completion and cost of Algoma’s EAF project, the anticipated impact of Algoma’s operating adjustments, the anticipated impact of Algoma’s EAF project, resulting reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, transformation journey, ability to deliver greater and long-term value, and Algoma’s ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, and assumptions that could cause actual results or events to differ materially from current expectations. Such risks and uncertainties include, but are not limited to, the Company’s ability to enter into definitive documentation on the terms described or at all; the Company’s ability to meet the conditions precedent to funding; potential changes in government policy; general economic and market conditions; ongoing trade actions and tariffs; the risks described in Algoma’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulators; and other factors not currently contemplated, including those that may be beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking statements. Algoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

For more information, please contact:

Communications contact:

Laura Devoni

Vice President - Human Resources and Corporate Affairs

Phone: 705.255.1202

E-mail: communications@algoma.com

Investor contact:

Michael Moraca

Vice President - Corporate Development and Treasurer

Phone: 705.945.3300

E-mail: IR@algoma.com